FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to Financial Statements

December 31, 2020

(1)   Organization and Significant Accounting Policies

(a)   Organization and Operations

FHN Financial Securities Corp. (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including corporate and municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company is also permitted to engage in investment banking services. The Company was capitalized on January 19, 1999 as, and continues to be, a wholly owned subsidiary of First Horizon Bank (FHB), which is a wholly owned subsidiary of First Horizon Corporation (FHC).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various state agencies and is a member of the Municipal Securities Rulemaking Board (MSRB). As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a bank holding company, the Company is also subject to oversight by the Federal Reserve.

The Company is a self-clearing broker/dealer and transacts business with non-broker/dealer customers in delivery versus payment/receipt versus payment accounts, but does not custody funds or securities on behalf of such customers.

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and income taxes. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c)   Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes

Cash and cash equivalents as presented in the statement of financial condition include cash on hand and due from banks and exclude cash segregated for regulatory purposes. The Company segregates cash for regulatory purposes which includes cash on deposit in a special bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

(d) *Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell ("reverse repurchase agreements") are collateralized transactions that are recorded at their contractual amounts plus accrued interest. These agreements are short-term in nature. The Company obtains control of the collateral and the Company values the collateral on a daily basis, with additional collateral obtained by repricing the contract when necessary to minimize the risk associated with this activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. These agreements are accounted for as collateralized financings. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of U.S. government securities.

(e) *Securities Sold Under Agreements to Repurchase*

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company makes delivery of securities sold under agreements to repurchase and monitors the value of collateral on a daily basis. These agreements are accounted for as collateralized financings and when necessary, the Company will deliver additional collateral, consisting primarily of U.S. government or corporate debt securities, typically by repricing the contract.

(f) *Securities Borrowed*

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in securities borrowed in the statement of financial condition. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for stock borrow agreements. Fees received are recorded in interest income. Substantially all of these transactions are executed under master netting agreements, which gives the Company the right of offset in the event of counterparty default. It is the Company's policy to obtain possession of the securities borrowed, consisting primarily of corporate bonds.

(g) *Furniture, Fixtures, and Equipment, net*

Furniture, fixtures, and equipment consist of, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method.

(h) *Securities Transactions*

Securities transactions are recorded on a trade date basis, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value.

(i) ***Derivative Instruments***

The Company buys and sells securities for resale to customers. When these securities settle on a delayed basis, they are considered forward contracts as free-standing derivative instruments. For these free-standing derivative instruments, they are recorded in securities owned, at fair value, and securities sold, not yet purchased, at fair value and changes in fair value are recognized in earnings. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies, including recent transactions, quoted prices and reference to prices for similar securities. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures.

(j) ***Summary of Accounting Changes***

In June 2016, the FASB issued new guidance related to the measurement of credit losses on financial instruments Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial Instruments", which replaces the existing incurred credit loss and other models with the Current Expected Credit Losses ("CECL") model. The guidance involves several aspects of the accounting for credit losses related to certain financial instruments, including assets measured at amortized cost. The new guidance, and subsequent updates, broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of financial assets. The measurement of expected credit losses includes historical experience, current conditions and reasonable and supportable forecasts.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in ASU 2016-13. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient on its securities purchased under agreements to resell and its securities borrowed contracts.

The Company adopted CECL as of January 1, 2020 using the modified retrospective method. The adoption of CECL resulted in no impact to the Company's financial statements.

(k) ***Subsequent Events***

In connection with the preparation of the financial statements and in accordance with Accounting Standards Codification ("ASC") 855, *Subsequent Events*, the Company has evaluated subsequent events through February 25, 2021, which was the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

(2)   Income Taxes

The Company is included in the consolidated tax return of FHC. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHC pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

The components of deferred income taxes in the accompanying statement of financial condition at December 31, 2020 are as follows:

Deferred tax assets:	
Deferred tax on minimum pension liability	$ 616,782
Gross deferred tax assets	616,782
Deferred tax liabilities:	
Employee benefits	464,423
Prepaid expenses	94,224
Other	1,951
Gross deferred tax liabilities	560,598
Net deferred tax assets	$ 56,184

A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2020.

ASC 740, *Income Taxes,* defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2020, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties,

if any, as a component of income tax expense. With few exceptions, the Company is no longer subject to federal or state and local tax examinations by tax authorities for years before 2014.

(3)   Receivable from and Payable to Customers, Brokers and Dealers, and Clearing Organizations

Receivable from and payable to customers and brokers and dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date. The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations. The Company's trades are cleared through a clearing organization and settled between the clearing organization or the counterparty and the Company. Because trades generally settle two days after trade date, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Amounts receivable from and payable to customers, brokers and dealers and clearing organizations at December 31, 2020 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive – brokers and dealers	$ 2,023,790	1,086,540
Net pending trades receivable/payable – brokers and dealers	7,718,279	—
Other - brokers and dealers	587,129	15,990
Brokers and dealers subtotal	10,329,198	1,102,530
Securities failed to deliver/receive – customer	2,372,904	1,304,914
Customer subtotal	2,372,904	1,304,914
Receivable from/payable to clearing organizations	8,593,599	1,352,993
Total	$ 21,295,701	3,760,437

(4)   Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2020, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Securities owned	Securities sold, not yet purchased
Corporate obligations	$ 58,203,618	43,222,980
U.S. government and agency obligations	57,785,060	21,549,441
Equity and other securities	238,613	—
Total	$ 116,227,291	64,772,421

(Continued)

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, *Fair Value Measurements and Disclosures,* the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

Fair value of assets and liabilities measured on a recurring basis are as follows:

| | December 31, 2020 | | | |
	Total	Level 1	Level 2	Level 3
Securities owned	$ 116,227,291	—	116,227,291	—
Securities sold, not yet purchased	64,772,421	—	64,772,421	—

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2020.

Level Changes in Fair Value Measurements

For the year ended December 31, 2020, there were no transfers between levels.

Other Fair Value Disclosures

The following represent financial instruments which are not carried at fair value on the statement of financial condition. If the following instruments were carried at fair value and categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820, except for cash and cash equivalents and cash segregated for regulatory purposes, which would be considered level 1 for purposes of ASC 820.

Short-Term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes, repurchase agreements, reverse repurchase agreements and securities borrowed are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from customers, brokers and dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Payables to customers, brokers and dealers, clearing organizations and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(6) **Securities Purchased Under Agreements to Resell, Securities Borrowed and Related Collateral Arrangements**

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2020, securities with a fair value totaling $24,407,034 were purchased under agreements to resell at prices totaling $24,338,750; and the Company deposited cash in the amount of $42,918,720 and accepted as collateral securities with a fair value of $41,893,018 under securities borrowing arrangements. At December 31, 2020, the fair value of the above described collateral, including accrued interest, was $66,300,052, of which $62,405,061 had been repledged or sold by the Company. The collateral is primarily received from other brokers and dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(7)   Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. At December 31, 2020, there were no securities sold under agreements to repurchase.

(8)   Short-Term Secured Borrowing

The Company has a line of credit with FHB, which has a maximum principal balance of $225 million, and which is subject to annual renewal. As of and during the year-end December 31, 2020 the loan balance on the Company's revolving line of credit with FHB was zero. The line of credit, when extended bears interest at a variable rate, which is based on FHB's base commercial rate less 2.43% (0.82% as of December 31, 2020). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percentage may vary based on the mix of the security inventory. The line of credit has a maturity date of June 27, 2021.

The Company also has a line of credit with a third party, which has a committed balance of $50 million and an uncommitted balance of $150 million, which is subject to annual renewal. As of and during the year-end December 31, 2020, the loan balance on the Company's revolving line of credit was zero. The line of credit, when extended, bears interest at a variable rate, which is based on overnight LIBOR plus 100 basis points. The Company posts collateral of corporate bonds as security for the outstanding short-term borrowing. The line of credit has a maturity date of December 28, 2021.

(9)   Transactions with Related Parties

FHB and FHC provide the Company certain accounting, technology, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FHB and FHC. In addition, the Company uses office space and furniture and fixtures of FHB.

Salaries and other compensation for certain dual-registered employees that incur time related to both Company and FHB operating activities are allocated based on established policies and procedures.

Employees of the Company participate in certain benefit programs sponsored by FHB or FHC, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FHB or FHC pension and postretirement calculations and is therefore not available.

Occasionally, the Company enters into fixed-income securities trades with FHB at current market value.

As of December 31, 2020, $33,298,337 of the Company's cash and cash equivalents is held in a noninterest bearing checking account with FHB.

As of December 31, 2020, the Company had a net payable balance of $1,112,172 to FHB consisting of current income taxes payable of $265,608 and accrued compensation and other expenses payable of $846,564. There are no specific repayment terms related to this receivable, but all related-party transactions are settled periodically throughout the year.

The transactions with FHB and FHC described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Furniture, Fixtures, and Equipment, net

Furniture, fixtures, and equipment, consist of the following at December 31, 2020:

Furniture, fixtures, and equipment	$	155,189
Communications and computer equipment		11,249
		166,438
Less accumulated depreciation and amortization		(158,036)
	$	8,402

(11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2020, the Company's net capital, as defined, totaled $126,397,796, which was $125,397,796 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2020, $52,606 was required to be segregated; however, the Company chose to segregate $3,000,000 of cash for the exclusive benefit of customers.

(12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies

triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2020 related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract or the creditworthiness of the issuer of a security declines. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each issuer's, customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, except for the collateral arrangements described in Note 6, no additional collateral was required by the Company at December 31, 2020.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against the Company. Also, the Company at times receives requests for information, subpoenas, or other inquiries from federal, state and other regulators, from other government authorities, and from other parties concerning various matters relating to the Company's business. Certain matters of that sort are pending at this time, and the Company is cooperating in those matters. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims are possible but have not been brought, the Company cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. The Company establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes can be estimated, accounting guidance generally requires a liability to be established at the

low end of the range. At December 31, 2020, there were no pending or threatened litigation matters as to which the Company had determined that material loss was probable and reasonably estimable or had established a material loss reserve.

(13) COVID-19 Pandemic

The COVID-19 pandemic has caused and continues to cause significant, unprecedented disruption to the national economy which has led to periods of significant volatility in financial markets and given the ongoing and dynamic nature of the circumstances, it is difficult to predict the future impact of the pandemic on the business of the Company. In response to the COVID-19 pandemic, we activated and successfully executed on our business continuity protocols and continue to monitor the COVID-19 crisis under such protocols. We have endeavored to safeguard our employees and to ensure continuity of business operations for our customers. As a result, most of our employees are working remotely. Our systems and infrastructure have continued to support the increased volumes of activity, without any significant operational or technology disruptions.